Exhibit 99.1

JA Solar Holdings Co., Ltd. Enters into Definitive Agreement for Going Private Transaction

BEIJING, China, November 17, 2017  —  JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement”) with JASO Holdings Limited (“Holdco”),  JASO Parent Limited (“Parent”) a wholly owned subsidiary of Holdco, and JASO Acquisition Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which the Company will be acquired by an investor consortium in an all-cash transaction implying an equity value of the Company of approximately $362.1 million.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each ordinary share of the Company issued and outstanding immediately prior to the Effective Time (each a “Share”) will be cancelled and cease to exist in exchange for the right to receive $1.51 in cash without interest, and each American depositary share (each an “ADS”) of the Company, representing 5 Shares, will be cancelled in exchange for the right to receive $7.55 in cash without interest, except for (a) Shares (including Shares represented by ADSs) owned by Jinglong Group Co., Ltd. (“Jinglong”), Chin Tien HUANG, Chi Fung WONG and Pak Wai WONG (together with Jinglong, the “Rollover Shareholders”), which will be rolled over in the transaction, cancelled and cease to exist without any conversion thereof or consideration paid therefor, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

At the Effective Time, each (1) outstanding and unexercised option (each a “Company Option”) to purchase Shares under the Company’s share incentive plans will be cancelled, and each holder of a Company Option (other than the Rollover Shareholders) will have the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $1.51 over the applicable exercise price of such Company Option by (y) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Option in full immediately prior to the Effective Time, net of any applicable withholding taxes, and (2) each restricted share and each restricted share unit granted under the Company’s share incentive plans shall be cancelled, and each holder thereof will have right to receive a cash amount equal to $1.51, net of any applicable withholding taxes.

The merger consideration represents a premium of  18.2% to the closing price of the Company’s ADSs on June 5, 2017, the last trading day prior to the Company’s announcement of its receipt of a revised “going-private” proposal, and a premium of 17.2% to the average closing price of the Company’s ADSs during the 3-month period prior to its receipt of a revised “going-private” proposal.

The Buyer Group comprises, Mr. Baofang Jin, chairman and chief executive officer of the Company, Jinglong, a British Virgin Islands company of which Mr. Baofang Jin is the sole director, and/or its affiliates and the other Rollover Shareholders.

The Buyer Group intends to fund the merger with a combination of debt and equity. The Buyer Group has delivered an executed debt commitment letter to the Company pursuant to which CSI Finance Limited and Credit Suisse AG, Singapore Branch and certain other parties will provide, subject to the terms and conditions set forth therein, a loan facility to fund the merger in the amount of US$160 million.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger, which is currently expected to close during the first quarter of 2018, is subject to customary closing conditions including the approval of the Merger Agreement by the affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders convened to consider the approval of the Merger Agreement and the merger. The Buyer Group and the Rollover Shareholders have agreed to vote all of the Shares and ADSs they beneficially own, which represent approximately 25.7% of the voting rights attached to the outstanding Shares as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-owned company and its ADSs will no longer be listed on the Nasdaq Global Select Market.

Houlihan Lokey is serving as financial advisor to the Special Committee, and Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee, and Conyers Dill & Pearman is serving as Cayman legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the U.S. Securities and Exchange Commission a report on Form 6-K regarding the merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with or furnished to the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC in connection with the merger.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Hanoi, Vietnam.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, which may include but are not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the SEC. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please visit www.jasolar.com.

CONTACT:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com